Exhibit 99.2

Xinyuan Real Estate Co., Ltd. Announces Second Quarter 2018 Financial Results

BEIJING, China, August 15, 2018 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and also in other countries, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Highlights

•	Under ASC 606, the Company expects to recognize revenue for contracts executed starting from January 1, 2018, on an “over time” basis using costs incurred, an input measure.

•	Second quarter results reflect the adoption of ASC 606 and may not be directly comparable to prior periods.

•	The adoption of ASC 606 reduced second quarter reported revenues and net income by $212.8 million and $29.2 million, respectively.

•	Contract sales decreased 13.4% to US$633.9 million from US$732.4 million in the second quarter of 2017 and increased 66.5% from US$380.7 million in the first quarter of 2018.

•	Total revenue decreased 26.1% to US$360.6 million from US$488.2 million in the second quarter of 2017 and increased 107.1% from US$174.1 million in the first quarter of 2018.

•	Gross profit increased 3.4% to US$111.6 million, or 30.9% of total revenue, from US$107.9 million, or 22.1% of total revenue, in the second quarter of 2017 and increased 188.4% from US$38.7 million, or 22.2% of total revenue, in the first quarter of 2018.

•	Selling, General and Administrative (“SG&A”) expenses as a percentage of total revenue increased to 12.6% from 9.8% in the second quarter of 2017 and decreased from 22.9% in the first quarter of 2018.

•	Net loss was US$9.1 million compared to net income of US$20.8 million in the second quarter of 2017 and net loss of US$12.7 million in the first quarter of 2018. Exchange gains of $11.6 million in the first quarter of 2018 swung to exchange losses in Q2 2018 as the RMB weakened against the US dollar.

•	Diluted net loss per American Depositary Share (“ADS”) attributable to shareholders were US$0.11 compared to diluted net earnings per ADS of US$0.14 in the second quarter of 2017 and net loss per ADS of US$0.16 in the first quarter of 2018.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “During the second quarter of 2018, our contract sales experienced downward pressure because of tightened regulations on China’s property market. Also, our revenue recognition was delayed due to ASC606 adoption. Despite these factors, we managed to double our revenue and grow our contract sales by two-thirds since the first quarter of 2018.”

Mr. Zhang continued, “In the second quarter of 2018, we continued to progress as planned with our domestic pre-sales and overseas projects. We commenced pre-sales of three projects, Zhengzhou International New City III D, Zhengzhou International New City III B, and Zhengzhou Hangmei International Wisdom City I. We were also able to expand our land bank with the strategic acquisition of 6 pieces of land: Zhengzhou International New City, Zhengzhou Hangmei International Wisdom City, Wuhan New Project, Jinan Zhangqiu Project, Suzhou New Project, and Qingdao West Coast Project. With an enlarged land bank, and an expanded global footprint, we are well positioned for long-term growth.

“Despite persistent regulatory headwinds, we remain optimistic about the financial outlook for the rest of the year. We are also proud of our ability to deliver sustainable value to shareholders via a consistent quarterly dividend payout.” concluded Mr. Zhang.

Second Quarter 2018 Financial Results

Contract Sales

Contract sales in China totaled US$630.3 million in the second quarter compared to US$711.8 million in the second quarter of 2017 and US$375.5 million in the first quarter of 2018.

The Company’s GFA sales in China were 282,900 square meters in the second quarter of 2018 compared to 409,700 square meters in the second quarter of 2017 and 149,800 square meters in the first quarter of 2018.

The average selling price (“ASP”) per square meter sold in China was RMB14,173 (US$2,226) in the second quarter of 2018 compared to RMB11,946 (US$1,739) in the second quarter of 2017 and RMB15,932 (US$2,506) in the first quarter of 2018.

Contract sales in the United States totaled US$3.6 million in the second quarter of 2018.

The Company commenced pre-sales of three new projects in the second quarter of 2018, Zhengzhou International New City III D, Zhengzhou International New City III B and Zhengzhou Hangmei International Wisdom City I, which contributed 34.3% and 31.3% of total GFA sales and total contract sales, respectively.

Breakdown of GFA Sales and ASPs by Project in China

Project	Q2 2017		Q1 2018		Q2 2018
	GFA	ASP	GFA	ASP	GFA	ASP
	(m2 ’000s)	(RMB)	(m2 ’000s)	(RMB)	(m2 ’000s)	(RMB)
Xingyang Splendid II	15.4	5,265	-	-	0.3	9,939
Kunshan Royal Palace	5.3	24,173	(0.2)	22,314	0.2	22,313
Jinan Royal Palace	13.2	10,508	22.4	12,626	27.4	16,341
Xuzhou Colorful City	2.8	13,385	3.6	10,265	0.8	10,495
Chengdu Thriving Family	6.0	19,194	4.5	17,183	1.3	16,011
Changsha Xinyuan Splendid	28.2	9,521	2.6	15,130	3.7	15,869
Sanya Yazhou Bay No.1	8.1	15,888	30.9	23,197	12.0	25,758
Xi’an Metropolitan	9.5	9,553	1.5	9,594	4.5	7,480
Zhengzhou Xindo Park	22.9	6,998	0.1	10,000	0.4	7,560
Jinan Xin Central	8.3	13,928	12.2	10,527	9.2	14,073
Henan Xin Central I	3.4	16,229	0.3	18,486	1.0	15,342
Zhengzhou Fancy City I	2.6	19,015	0.2	19,949	1.2	10,989
Zhengzhou Fancy City II (South)	7.6	12,649	1.2	13,031	0.8	14,103
Tianjin Spring Royal Palace I	11.0	11,118	1.1	14,631	0.1	16,294
Kunshan Xindo Park	10.6	20,523	2.3	23,009	4.3	23,585
Zhengzhou International New City I	207.4	12,084	2.4	13,322	6.0	25,102
Henan Xin Central II	27.2	11,293	7.7	11,768	6.2	12,351
Xingyang Splendid III	15.5	6,981	16.2	7,381	13.2	7,934
Changsha Mulian Royal Palace	-	-	2.0	16,177	29.2	10,188
Zhengzhou International New City II	-	-	11.8	13,739	1.7	13,671
Zhengzhou International New City III A	-	-	20.4	13,802	1.2	13,611
Zhengzhou Fancy City II (North)	-	-	2.3	9,813	35.3	9,801
Tianjin Spring Royal Palace II	-	-	2.7	13,412	11.5	14,124
Zhengzhou International New City III D	-	-	-	-	29.6	14,282
Zhengzhou Hangmei International Wisdom City I	-	-	-	-	16.2	7,195
Zhengzhou International New City III B	-	-	-	-	51.3	13,996
Others	4.7	-	1.6	-	14.3	-
Total	409.7	11,946	149.8	15,932	282.9	14,173

Revenue

In the second quarter of 2018, the Company’s total revenue decreased 26.1% to US$360.6 million from US$488.2 million in the second quarter of 2017 and increased 107.1% from US$174.1 million in the first quarter of 2018.

Gross Profit

Gross profit for the second quarter of 2018 was US$111.6 million, or 30.9% of revenue, compared to a gross profit of US$107.9 million, or 22.1% of revenue, in the second quarter of 2017 and a gross profit of US$38.7 million, or 22.2% of revenue, in the first quarter of 2018.

Selling, General and Administrative Expenses

SG&A expenses were US$45.6 million for the second quarter of 2018 compared to US$47.9 million for the second quarter of 2017 and US$39.8 million for the first quarter of 2018. As a percentage of total revenue, SG&A expenses were 12.6% compared to 9.8% in the second quarter of 2017 and 22.9% in the first quarter of 2018.

Net Income/(loss)

The Company experienced a net loss in the second quarter of 2018 due to the decrease of revenue, foreign currency exchange loss, and interest expenses. Net loss for the second quarter of 2018 was US$9.1 million compared to net income of US$20.8 million for the second quarter of 2017 and net loss of US$12.7 million for the first quarter of 2018. Net margin decreased from 4.3% in the second quarter of 2017 and increased from negative 7.3% in the first quarter of 2018 to negative 2.5% for the second quarter of 2018. Diluted net loss was US$0.11 per ADS in the second quarter of 2018 compared to diluted net earnings of US$0.14 per ADS in the second quarter of 2017 and diluted net loss of US$0.16 per ADS in the first quarter of 2018.

Balance Sheet

As of June 30, 2018, the Company’s cash and cash equivalents (including restricted cash) increased to US$1,450.8 million from US$1,191.8 million as of March 31, 2018. Total debt outstanding was US$3,585.5 million, which reflected a decrease of US$228.7 million compared to US$3,814.2 million at the end of the first quarter of 2018. The balance of the Company’s real estate properties under development at the end of the second quarter of 2018 was US$3,707.3 million compared to US$3,457.1 million at the end of the first quarter of 2018.

Adoption of ASC606

On January 1, 2018, the Company adopted ASC 606: Revenue from Contracts with Customers (“ASC 606”) issued by the Financial Accounting Standards Board. The Company adopted ASC 606 using the modified retrospective approach and applied the adoption only to contracts not completed as of the date of adoption, with no restatement of comparative periods, and a cumulative-effect adjustment to retained earnings recognized as of the date of adoption.

The following tables show the actual annual 2017 operating results and the annual 2017 operating results if the Company had adopted ASC 606 on January 1, 2017.

2017 Financial Results Prior to ASC 606

	2017 Total	2017 Q1	2017 Q2	2017 Q3	2017 Q4
	USD’000	USD’000	USD’000	USD’000	USD’000
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Contract Sales	2,465,663	305,382	732,476	604,520	823,285
1. Revenue	1,976,907	280,714	488,165	482,373	725,655
Gross Profit	459,628	62,567	107,922	108,842	180,297
Gross Profit Margin	23.2%	22.3%	22.1%	22.6%	24.8%
SG&A	212,568	35,505	47,894	50,976	78,193
Interest Expense	66,153	9,325	20,195	11,418	25,215
2. Profit Before Income Taxes	193,228	22,042	46,678	38,895	85,613
Income Taxes	113,117	14,625	25,901	22,366	50,225
3. Net Profit	80,111	7,417	20,777	16,529	35,388

2017 Financial Results Adjusted for ASC 606 Adoption

	2017 Total	2017 Q1	2017 Q2	2017 Q3	2017 Q4
	USD’000	USD’000	USD’000	USD’000	USD’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Contract Sales	2,465,663	305,382	732,476	604,520	823,285
1. Revenue	1,584,038	354,572	184,834	247,499	797,133
Gross Profit	346,635	70,098	31,576	49,599	195,362
Gross Profit Margin	21.9%	19.8%	17.1%	20.0%	24.5%
SG&A	212,568	35,505	47,894	50,976	78,193
Interest Expense	66,153	9,325	20,195	11,418	25,215
2. Profit Before Income Taxes	80,235	29,573	(29,669)	(20,347)	100,678
Income Taxes	75,653	19,295	890	7,991	47,477
3. Net Profit	4,582	10,278	(30,559)	(28,338)	53,201

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the second quarter of 2018.

Project	GFA
	(m2 ’000s)
	Total Active Project	Sold to date	Unsold to date
Xingyang Splendid II	137.3	81.7	55.6
Kunshan Royal Palace	280.6	278.9	1.7
Jinan Royal Palace	449.5	399.9	49.6
Xuzhou Colorful City	130.7	119.7	11.0
Chengdu Thriving Family	203.4	197.0	6.4
Changsha Xinyuan Splendid	251.7	245.1	6.6
Sanya Yazhou Bay No.1	117.6	101.4	16.2
Xi’an Metropolitan	290.6	265.5	25.1
Zhengzhou Xindo Park	144.4	127.8	16.6
Jinan Xin Central	194.4	178.4	16.0
Henan Xin Central I	262.2	252.1	10.1
Zhengzhou Fancy City I	166.7	159.9	6.8
Tianjin Spring Royal Palace I	139.2	131.0	8.2
Zhengzhou Fancy City II (South)	84.1	81.5	2.6
Kunshan Xindo Park	89.0	80.4	8.6
Zhengzhou International New City I	360.5	335.9	24.6
Henan Xin Central II	109.8	103.6	6.2
Xingyang Splendid III	121.1	112.0	9.1
Changsha Mulian Royal Palace	91.1	85.7	5.4
Zhengzhou International New City II	176.0	159.2	16.8
Zhengzhou International New City III A	96.0	95.4	0.6
Zhengzhou Fancy City II (North)	108.5	77.2	31.3
Tianjin Spring Royal Palace II	144.0	14.1	129.9
Zhengzhou International New City III D	46.1	29.7	16.4
Zhengzhou Hangmei International Wisdom City I	64.7	16.1	48.6
Zhengzhou International New City III B	118.8	51.3	67.5
Others	66.8	-	66.8
Total active projects	4,444.8	3,780.5	664.3

As of August 10, 2018, the Company’s total saleable GFA was approximately 5,992,900 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA (m2 ’000s)	Pre-sales Scheduled

Tongzhou Xinyuan Royal Palace	102.3	To be determined
Changsha Furong Thriving Family	72.3	2018Q3
Xinyuan Chang’an Royal Palace	226.0	To be determined
Xinyuan Golden Water View City	340.0	2018Q4
Kunshan Xinyu Jiayuan	109.3	2018Q3
Zhengzhou International New City Land Bank (all land is grouped together and will be developed gradually)	1,689.5	2018Q4
Zhuhai Xin World	70.0	To be determined
Lingshan Bay Dragon Seal	380.0	To be determined
Zhengzhou Fancy City III	83.0	2018Q4
Zhengzhou Hangmei Project Land Bank (all land is grouped together and will be developed gradually)	268.5	2018Q3
Zhengzhou Zhongmou Project	480.0	To be determined
Suzhou Yinhewan Project	89.7	2018Q4
Suzhou Wujiang New City	63.0	2018Q3
Chengdu Xinyuan City	873.0	2018Q3
Wuhan New Project(newly added)	185.0	To be determined
Jinan Zhangqiu Project(newly added)	118.0	To be determined
Suzhou New Project(newly added)	24.0	2018Q4
Qingdao West Coast Project(newly added)	155.0	2018Q4
Total projects under planning	5,328.6
Total active projects	664.3
Total of all Xinyuan unsold projects in China	5,992.9

Real Estate Project Update in the United States

As of June 30, 2018, a total of 176 units out of 216 units had been sold and closed at the Company’s Oosten project in Brooklyn, New York City, with a total revenue from this project reaching US$259.3 million. During the first half of 2018, revenues were US$8.8 million.

Excavation and foundation work was completed in the first half of 2018 for the Company’s Hudson Garden project in the Hell’s Kitchen area of Manhattan, New York City. The design drawings were optimized, increasing the number of units from 82 to 92. Of the 38,000 SF of retail/commercial space a total of 29,000 SF has been leased to the U.S. department store retailer Target with a 20-year lease. The shell of the building is scheduled to begin in September 2018, with facade, core mechanical, and electrical installations to follow. Soft launch of sales is scheduled to begin in the last quarter of 2018.

The Company continues to execute on the planning, governmental approvals, and pre-development activities of its ground-up project in Flushing, New York City. The Landmark Protection Committee approved the Company’s landmark protection plan and awarded the Company a Certificate of Appropriateness. The Company has begun the protection, master molds, and removal of landmarked artifacts and will transfer them in the third quarter of 2018. Offsite restoration work will follow at a later date.

Real Estate Project Update in the United Kingdom

During the second quarter of 2018, the structural core of the Madison project has been constructed up to the 23rd floor out of a total 53 floors. Construction remains on programmed for completion in 2020.

Of the 423 residential units in The Madison, all of the 104 Affordable Housing apartments have been pre-sold to a regulated affordable housing provider. Of the remaining 319 apartments, 130 apartments have been sold. UK inquiry levels remained robust during the period despite ongoing political uncertainty caused by Brexit and the transition into the typically quieter summer sales season.

Business Outlook

The 2018 business outlook reflects the modified retrospective adoption of ASC 606 and may not be comparable to prior year periods.

For the third quarter of 2018, the Company expects contract sales to be approximately US$540 million.

For 2018, the Company expects an increase in contract sales of about 10% and an increase in consolidated net income of 15% to 20% over 2017.

Conference Call Information

The Company will hold a conference call at 8:00 am ET on August 15, 2018 to discuss second quarter 2018 results. Listeners may access the call by dialing:

US Toll Free: 1-866-575-6539

International: 1-323-994-2082

A webcast will also be available through the Company’s investor relations website at http://ir.xyre.com.

A replay of the call will be available through August 22, 2018 by dialing:

US: 1-844-512-2921

International: 1-412-317-6671

Access code: 3902086

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2017. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)

Total revenue	360,569	174,097	488,165

Total costs of revenue	(248,921)	(135,394)	(380,242)
Gross profit	111,648	38,703	107,923

Selling and distribution expenses	(13,819)	(12,174)	(18,072)
General and administrative expenses	(31,773)	(27,592)	(29,823)

Operating income/(loss)	66,056	(1,063)	60,028

Interest income	6,678	6,350	4,375
Interest expense	(26,592)	(29,785)	(20,195)
Net realized gain on short-term investments	2	1,237	2,257
Unrealized (loss)/gains on short-term investments	(700)	(242)	524
Other (expense)/income	(1,037)	207	-
Exchange (loss)/gains	(21,374)	11,639	(46)
Share of loss of equity investees	(3,227)	(921)	(265)

Income/(loss) from operations before income taxes	19,806	(12,578)	46,678

Income taxes	(28,952)	(142)	(25,901)

Net (loss)/income	(9,146)	(12,720)	20,777
Net (loss)/ income attributable to non-controlling interest	2,207	2,315	(11,698)
Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders	(6,939)	(10,405)	9,079

(Loss)/earnings per ADS:
Basic	(0.11)	(0.16)	0.14
Diluted	(0.11)	(0.16)	0.14
ADS used in computation:
Basic	64,921	64,821	64,324
Diluted	65,816	65,805	65,622

	Six months ended
	June 30,	June 30,
	2018	2017
	(unaudited)	(unaudited)

Total revenue	534,666	768,878

Total costs of revenue	(384,314)	(598,389)
Gross profit	150,352	170,489

Selling and distribution expenses	(25,993)	(28,559)
General and administrative expenses	(59,365)	(54,840)

Operating income	64,994	87,090

Interest income	13,027	6,974
Interest expense	(56,377)	(29,521)
Net realized gain on short-term investments	1,239	2,845
Unrealized (loss)/gains on short-term investments	(941)	1,778
Other (expense)/income	(830)	159
Exchange loss	(9,735)	(97)
Share of loss of equity investees	(4,149)	(508)

Income from operations before income taxes	7,228	68,720

Income taxes	(29,093)	(40,525)

Net (loss)/income	(21,865)	28,195
Net (loss)/ income attributable to non-controlling interest	4,522	(11,656)
Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders	(17,343)	16,539

(Loss)/earnings per ADS:
Basic	(0.27)	0.26
Diluted	(0.26)	0.26
ADS used in computation:
Basic	64,921	64,159
Diluted	65,642	65,779

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	1,066,507	813,736	894,551
Restricted cash	384,276	378,077	566,676
Short-term investments	99,409	123,478	57,740
Accounts receivable	37,508	10,912	100,553
Other receivables	50,158	49,422	73,194
Deposits for land use rights	202,255	97,669	103,716
Other deposits and prepayments	184,903	674,320	272,022
Advances to suppliers	50,582	45,524	36,731
Real estate properties development completed	715,893	813,542	840,393
Real estate properties under development	3,707,284	3,457,139	1,996,001
Contract asset	16,990	-	-
Amounts due from related parties	149,702	187,644	125,662
Amounts due from employees	3,298	5,187	2,174
Other current assets	657	454	799

Total current assets	6,669,422	6,657,104	5,070,212

Real estate properties held for lease, net	284,948	287,457	277,933
Property and equipment, net	30,287	32,707	32,386
Long-term investment	844,903	982,714	829,773
Deferred tax assets	140,899	153,558	82,006
Deposits for land use rights	22,669	23,854	22,956
Amounts due from related parties	30,020	30,871	24,666
Other assets	162,261	46,809	44,502

TOTAL ASSETS	8,185,409	8,215,074	6,384,434

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	489,866	462,161	690,839
Short-term bank loans and other debt	167,338	264,130	247,758
Customer deposits	2,634,724	2,429,980	438,342
Income tax payable	130,764	159,391	169,839
Other payables and accrued liabilities	267,744	279,251	300,120
Payroll and welfare payable	9,855	8,973	31,445
Current portion of long-term bank loans and other debt	1,690,379	1,987,650	1,648,233
Current maturities of capital lease obligations	5,059	4,647	4,472
Mandatorily redeemable non-controlling interests	15,853	16,522	15,593
Amounts due to related parties	54,583	140,993	128,178

Total current liabilities	5,466,165	5,753,698	3,674,819

Non-current liabilities
Long-term bank loans	297,524	100,523	11,019
Other long term debt	1,430,226	1,461,869	1,404,814
Deferred tax liabilities	157,468	120,320	164,204
Unrecognized tax benefits	31,231	31,231	31,231
Capital lease obligations, net of current maturities	8,408	10,701	11,415
Amounts due to related parties	114,411	31,831	29,919
TOTAL LIABILITIES	7,505,433	7,510,173	5,327,421

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(70,757)	(67,792)	(67,792)
Additional paid-in capital	546,207	544,911	543,338
Statutory reserves	105,848	105,848	105,660
Retained earnings	85,498	81,185	382,124
Accumulated other comprehensive loss	13,077	51,382	29,226

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	679,889	715,550	992,572
Non-controlling interest	87	(10,649)	64,441
Total equity	679,976	704,901	1,057,013
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,185,409	8,215,074	6,384,434